Mail Stop 3561

April 25, 2008

David S. Pere
President
OCTuS, Inc.
7040 Avenida Encinas # 374
Carlsbad, CA 92011

      Re: **OCTuS, Inc.**
              Item 4.01 Form 8-K
              Filed March 31, 2008
              File No. 000-21092

Dear Mr. Pere:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Ethan Horowitz
Staff Accountant